# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maase Inc., CIK 0001750264
CUSIP: G4453R115
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Address of issuer's principal executive offices: Building 48, Zhixin Manufacturing Valley, No. 52 Yangzhou Rd, Economic Dev., Zone, Laixi, Qingdao, Shandong, China (F4), 266000
Date of event which requires filing of this statement: 01/14/2026
Filed by CIK 0002083035
Persons authorized to receive notices and communications: Golden Brighter Limited, c/o Baron Ren 1202, Tower A,, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong (K3), 999077, 852-9263 0181

## Reporting persons
- Golden Brighter Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 93,049,939; shared voting power 0; sole dispositive power 93,049,939; shared dispositive power 0; aggregate amount beneficially owned 93,049,939 (26.23% of the class)
  Comment: Note to Row 7, 9, 11: Includes 93,049,939 Class A ordinary shares, par value $0.09 per share, of Maase Inc. (the "Issuer") held by Golden Brighter Limited.
  
  Note to Row 13: The percentage calculation is based on 354,775,434 ordinary shares (excluding treasury shares), comprising of 348,108,766 Class A ordinary shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of January 14, 2026 according to records of the Issuer.
- Baron Ren (CIK 0002083035): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 93,049,939; shared voting power 0; sole dispositive power 93,049,939; shared dispositive power 0; aggregate amount beneficially owned 93,049,939 (26.23% of the class)
  Comment: Note to Row 7, 9, 11: Includes 93,049,939 Class A ordinary shares, par value $0.09 per share, of the Issuer held by Golden Brighter Limited. Golden Brighter Limited is wholly owned by Baron Ren.
  
  Note to Row 13: The percentage calculation is based on 354,775,434 ordinary shares (excluding treasury shares), comprising of 348,108,766 Class A ordinary shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of January 14, 2026 according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Name of issuer: Maase Inc.
Address of issuer's principal executive offices: Building 48, Zhixin Manufacturing Valley, No. 52 Yangzhou Rd, Economic Dev., Zone, Laixi, Qingdao, Shandong, China (F4), 266000
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the prior statement on Schedule 13D as filed on September 5, 2025 (the "Original 13D") and Amendment No. 1 to Schedule 13D filed on Schedule 13D as filed on October 30, 2025 (the Original 13D as amended and supplemented, this "Schedule 13D"), and relates to the beneficial ownership of Class A ordinary shares, par value $0.09 per share (the "Class A Ordinary Shares") of Maase Inc., a Cayman Islands exempted company (the "Issuer") whose principal executive office is located at Building 48, Zhixin Manufacturing Valley Industrial Park, No. 52 Yangzhou Road, Economic Development Zone, Laixi, Qingdao, Shandong, F4, 266000.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is hereby amended and supplemented to add the following:

The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 93,049,939 Class A Ordinary Shares directly held by Golden Brighter Limited which is 100% owned by Baron Ren. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Ren may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Golden Brighter Limited. The Reporting Persons' aggregate percentage of beneficial ownership is 26.23%, representing 9.17% of the voting power of the Issuer. Percentage of beneficial ownership of Reporting Persons is based on 354,775,434 ordinary shares (excluding treasury shares), comprising of 348,108,766 Class A Ordinary Shares (excluding treasury shares) and 6,666,668 Class B ordinary shares, par value $0.09 per share (the "Class B Ordinary Shares") of the Issuer outstanding as of January 14, 2026 according to records of the Issuer. Each Class A Ordinary Share is entitled to one (1) vote while each Class B Ordinary Share is entitled to one hundred (100) votes on any and all matters submitted for a vote. There is no change in the number of Class A Ordinary Shares held by the Reporting Persons. The decrease in the Reporting Persons' percentage of beneficial ownership reflects the Issuer's issuance of additional Class A Ordinary Shares in connection with a separate transaction on January 14, 2026 to which neither of the Reporting Persons was a party.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the ordinary shares of reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of the Reporting Persons has effected any transactions in the ordinary shares of the Issuer except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Golden Brighter Limited: /s/ Baron Ren, Baron Ren/Director (01/16/2026)
- Baron Ren: /s/ Baron Ren, Baron Ren (01/16/2026)